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                            September 14, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Amendment No. 1 to
Post-Effective Amendment No. 1 on Form S-1 to Form S-4
                                                            Filed August 31,
2023
                                                            File No. 333-268741

       Dear Brad K. Heppner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 on Form S-1 to Form S-4

       General

   1. Revise this Post Effective Amendment consistent with the revisions that you make to the
                                                        Form S-1 filed to
register the resale of securities by Maxim (File No. 333-273328) in response to the staff's
comments on that amended registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
       Chief, at (202) 551-3419 with any questions.
 Brad K. Heppner
Beneficient
September 14, 2023
Page 2



                                    Sincerely,
FirstName LastNameBrad K. Heppner
                                    Division of Corporation Finance
Comapany NameBeneficient
                                    Office of Finance
September 14, 2023 Page 2
cc:       Matthew L. Fry
FirstName LastName